April 13, 2011

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:       T. Rowe Price Capital Appreciation Fund (the “Registrant” or “Fund”)

File Nos.:  033-05646 / 811-04519

Dear Ms. O’Neal-Johnson:

The following is in response to your oral comments of April 7, 2011, regarding the post-effective amendment filed pursuant to Rule 485(a) on March 2, 2011 for the above referenced Registrant.  Your comments and our responses are set forth below.

Comment:

In the fee table, the line item entitled “Acquired fund fees” should be changed to “Acquired fund fees and expenses.”

Response:

Our next filing pursuant to Rule 485(b) will reflect this change.

Comment:

Within the principal investment strategies, a reference to junk bonds should be included where the disclosure refers to below investment-grade debt securities.

Response:

We intend to revise the principal investment strategies as follows:

The fund may invest up to 25% of its total assets in below investment-grade debt securities (“junk bonds”) and bank loans.

Comment:

A principal risk related to investments in small-cap and mid-cap stocks should be added.

Response:

We intend to add the following disclosure within the principal risks:

Small- and mid-cap stock risk  Because the fund may invest in companies of any size, its share price could be more volatile than a fund that invests only in large companies. Small- and medium-sized companies often have less experienced management, narrower product lines, more limited financial resources, and less publicly available information than larger companies. Smaller companies may have limited trading markets and tend to be more sensitive to changes in overall economic conditions.

Comment:

Under the “Tax Information” disclosure in response to Item 7 of Form N-1A, a statement that distributions may be taxable upon withdrawal should be added.

Response:

To address this comment and to more clearly distinguish between distributions declared by the fund and distributions initiated by shareholders, we intend to modify the disclosure as follows:

Any dividends or capital gains are declared and paid annually, usually in December.  Distributions by the fund, whether or not you reinvest these amounts in additional shares, may be taxed as ordinary income or capital gains unless you invest through an individual retirement account, 401(k) plan, or other tax-deferred account.  A redemption or exchange of fund shares may be taxable to you, unless the fund shares are held in a tax-deferred account.

Comment:

Confirm whether investments in swaps or other investment companies should be included as principal investment strategies.

Response:

Although the Fund is permitted to invest in swaps and other investment companies, we do not expect that these investments would rise to the level of being considered principal investment strategies.  As a result, we intend to leave the disclosures relating to such investments in their current location in the prospectus.

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If you have any questions, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell N. Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

•        The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•        Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•        The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher

David Oestreicher

Vice President, T. Rowe Price Capital Appreciation Fund

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